Management's Discussion and Analysis of Financial Condition and
Results of Operations of Grand Peak Capital Corp. as at June 30, 2008

 The following discussion and analysis of the financial condition and results of operations of Grand Peak Capital Corp. (the "Company") for the nine month period ended June 30, 2008 should be read in conjunction with the Company's unaudited consolidated interim financial statements and related notes for the six months ended June 30, 2007. During fiscal year 2007, the Company changed its financial year end from December 31 to September 30.  As such, the discussion pertaining to the financial results herein is in reference to the nine month period ended June 30, 2008, and the comparative period presented will reflect the six month period ended June 30, 2007.  The Company's financial statements included herein were prepared in accordance with Canadian generally accepted accounting principles and are expressed in U.S. dollars.

Statements in this management's discussion and analysis, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this management's discussion and analysis and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.  These risks, as well as others, could cause actual results and events to vary significantly.  The Company does not undertake any obligation to release publicly any revision for updating any voluntary forward-looking statements.

The following selected financial data for the past eight business quarters are summarized from the Company’s unaudited quarterly financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such financial statements:

Summary of Quarterly Results
	2008		2007			2006
	Q3	Q2	Q1	Q3	Q2	Q1	Q4	Q3

Revenues	$947	$25	$18	$29	$14	$2	$89	$(73)

Net income (loss)	847	(57)	(26)	(106)	37	(14)	(34)	(59)
Net income (loss) per share
Basic	0.1	(0.01)	(0.01)	(0.01)	(0.003)	(0.002)	(0.005)	(0.008)
Fully diluted	0.1	(0.01)	(0.01)	(0.01)	(0.003)	(0.002)	(0.005)	(0.008)
Total assets	3,115	2,224	2,252	1,180	625	441	448	160
Net assets	2,519	1,579	1,610	566	465	30	38	(253)
Debt	404	645	642	615	400	411	411	412
Shareholders' equity (deficit)	3,219	1,579	1,609	565	225	30	38	(253)
Capital stock	4,350	4,350	4,350	3,279	2,899	3,456	2,649	3,631
Dividends	–	–	–	–	–	–	–	–
Weighted average common stock outstanding, fully diluted share	14,267	14,267	13,700	13,700	11,033	7,940	7,940	7,069

Liquidity and Capital Resources

The Company's principal assets consist of cash. The Company's principal sources of funds are its available cash resources, bank financing and public financing. The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

At June 30, 2008, the Company's readily available cash totaled $1,926,714, while additional sources of liquidity included $101,000 in marketable securities and $784,914 of deposits on assets and accounts receivables.  The Company held cash and marketable securities of $381,362 and $104,007, respectively as at June 30, 2007.  The Company's accounting policy is to report the value of marketable securities at the lower of cost or market at the time of the financial reporting period.  The market value of marketable securities as at June 30, 2008 was $101,000.  The increase in cash was predominately from private placement financings and sales of marketable securities.   Total current assets as at June 30, 2008 were $2,812,628 compared to $625,338 as at June 30, 2007.

Operating activities increased cash of $1,545,352 in the nine month period ended June 30, 2008, due predominately to the sale of marketable securities and an increase in accounts payable compared to a decrease of cash as a result of operating activities of $188,747 during the six months ended June 30, 2007.  Investing activities reduced cash in the amount of $411,256 as a result of the purchase of equipment, mineral properties and deferred exploration and development expenses during the nine month period ended June 30, 2008 compared to investing activities reducing cash in the amount of $104,117 in the six month period ended June 30, 2007 as a result of the purchase of marketable securities.  Financing activities generated cash of $1,450,991 from the issuance of common shares in the nine month period ended June 30, 2008 compared to $250,000 in the six months ended June 30, 2007.

Financial Position

Total assets of the Company as at June 30, 2008 increased to $3,115,286 compared to $625,338 at June 30, 2007, predominately from private placement financings, sales of marketable securities and its previously announced management agreements.   The Company's liabilities increased to $596,402 as at June 30, 2008 compared to $399,620 as at June 30, 2007, due largely to the increase of accounts payable and accrued liabilities during the year.  The Company reported loans payable of $404,000 as of June 30, 2008 compared to $342,936 at June 30, 2007.

Shareholders' Equity

Shareholders' equity as at June 30, 2008 was $2,518,884, compared to $225,719 as at June 30, 2007.  The Company had 8,466,702 shares issued and outstanding as at June 30, 2008.

Operating Results

The Company operates in both the United States and Canada and, as such, the Company's consolidated financial results are subject to foreign currency exchange rate fluctuations. The Company reports its results of operations in U.S. dollars and translates assets and liabilities into U.S. dollars at the rate of exchange on the balance sheet date. Unrealized gains and losses from these translations are recorded on the consolidated balance sheet as "accumulated other comprehensive income".

Expenses for the nine month period ended June 30, 2008 totaled $99,572 compared to $51,829 in the six month period ended June 30, 2007.  For the quarter ended June 30, 2008, expenses consisted mainly of professional fees of $20,757, transfer agent and regulatory fees of $33,522, office expenses of $10,739, consulting fees of $33,000 and bank charges and interest of $1,554.

Other income before other items includes interest and royalty income of $47,225 for the nine month period ended June 30, 2008 compared to royalty income of $14,161 for the six month period ended June 30, 2007.  In addition, property management revenues for the nine month period ended June 30, 2008 totaled $623,062 compared to nil for the six month period ended June 30, 2007.

The Company reported a net income of $847,009 in the nine month period ended June 30, 2008 compared to a net loss of $37,668 for the six month period ended June 30, 2007.  Basic and diluted income per common share was $0.1 for the nine month period ended June 30, 2008 compared to a loss of $0.003 in the period ended June 30, 2007.

Management assessment of Internal Controls

During the most recent interim quarter ending June 30, 2008, there have not been changes in the design of the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Additional Information

In July, 2008, the Company announced that it entered into an option agreement with Bedford Resource Partners Inc. and 743584 Ontario Inc. to acquire up to a 100% undivided interest in an iron ore exploration property located approximately ten miles southeast of Schefferville, Quebec.  The property, consisting of Blocks 44 and 97, constitutes a total area of 4,525 hectares.  In order to acquire its interest in the property, the Company must, over a six year period, pay an acquisition fee of CDN $205,000 and implement an exploration work program to the stage of a pre-feasibility study.

The Company also announced in July, 2008, that it entered into management agreements with respect to various commercial and industrial properties to offer complete property management and administrative services, which include leasing, property maintenance, accounting and budgeting.  The Company’s remuneration will consist primarily of management and leasing fees which will be commensurate with market rates common to property management and administrative services.  The Company will also provide project management services for new construction on existing sites at prevailing market rates.

Additional Information relating to the Company is available on SEDAR at www.sedar.com.